VIA EDGAR AND FACSIMILE

November 12, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), and in accordance with our telephone conversation of today, we wish to supplement our response dated November 9, 2004 to the first comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff’”), received by letter dated November 8, 2004, with respect to Amendment No. 2 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on October 22, 2004.

By way of background, the contribution agreements executed by Mr. Erhart for the issuance of OP units in the private placement conducted by the Company’s operating partnership was executed prior to the initial filing of the Registration Statement on August 13, 2004. The Staff has consistently taken the position that an otherwise valid private placement made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Rule 506 of Regulation D is not integrated with a subsequent offering of the same or similar securities under Rule 152 if the purchaser has completed its investment decision with regard to the private placement before the subsequent registered public offering is commenced. The Staff has further taken the position that a purchaser has completed its investment decision with regard to a private placement when the purchaser’s obligation to purchase the securities is set forth in a binding investment agreement. In addition, the Staff has also taken the view that the registered public offering is commenced upon the initial filing of the registration statement for that offering.

As we discussed in our November 9, 2004 letter, although the actual number of OP units to be issued to Mr. Erhart were not finally determined at the time of the initial filing of the Registration Statement, he agreed to accept his proportionate share of the equity securities of the Company that the Company does not sell to the public in the Company’s initial public offering. In agreeing to this arrangement, he was given an estimate of the number of OP units that he would receive in the offering. In fact, he understood that he would be receiving approximately $2.4 million of OP units based on his allocated proportionate share. Although there was some uncertainty about the actual number of OP units he would receive, he became comfortable with this uncertainty based on his understanding that his interests were aligned with those of the other contributors, two of whom are members of the Company’s board of directors and will be directly involved in the final negotiations

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 12, 2004

with the underwriters to determine the mid-point of the initial public offering price range, which will drive the number of equity securities to be allocated to the contributors as a group. He knew that if the market conditions at the time of the establishment of the range permitted a higher than anticipated valuation of the Company, he would end up with a more valuable stake in the operating partnership. Or, if the valuation turned out to be lower, he would end up with a less valuable stake in the operating partnership.

Mr. Erhart’s contribution agreement is different from other contribution agreements that we have seen in which an investor is given the right to decide not to proceed with an offering if the value of the securities offered turns out to be lower than anticipated. In those situations, it would be fair to conclude that the investor is not sufficiently bound for Rule 152 purposes. However, this is not circumstances confronting Mr. Erhart. His contribution agreement is unconditional with regard to the value of the securities to be issued to him and he is bound to close his OP unit transaction regardless of what the valuation ultimately turns out to be.

In our conversation today, the Staff reiterated its long held view that in order for a purchaser in a private placement by an issuer to be deemed have completed its investment decision prior to the initial filing of a related registration statement of that issuer, the definitive agreement executed prior to the initial filing must be (i) complete and encompass all material terms and (ii) subject only to conditions outside of the contributor’s control. We believe that all terms relating to Mr. Erhart’s contribution (both material and immaterial) were set forth in his contribution agreement. The fact that the number of OP units to be issued to him were subject to possible fluctuation does not mean that all material terms were not included. All terms were included, particularly the one in which he affirmatively agreed to accept, without the need for his further consent, some range of OP units in connection with his contribution.

In our conversation today, the Staff also indicated that it would see no issue if the number of OP units to be issued to Mr. Erhart were fixed prior to the initial filing of the registration statement, even if their value were subject to possible fluctuation. We agree with this conclusion, but note that such a transaction is not at all different from the situation involving Mr. Erhart’s contribution. Consider the investor in a predecessor company that will be acquired by a new company in connection with the new company’s initial public offering. If that investor agrees to receive a fixed number of shares in the new company (regardless of the initial public offering price) in exchange for his interest in the predecessor company prior to the initial filing of a registration statement, that investor is subject to uncertainty relating to the value of the securities to be issued to him when the private placement is later completed around the time of the closing of the public offering. That investor, like Mr. Erhart, may be given an estimate of the value of the securities to be issued to him in the transaction based on information available prior to the time of the initial filing. Yet if that estimate turns out to have been an overstatement of value, the investor is still required to close the contribution transaction and proceed with the closing of the private placement. The offering involving that investor will clearly fit within the confines of Rule 152 even though in committing to the transaction the investor is not certain of the value of the securities that will be issued to him in the offering.

The situation involving Mr. Erhart is exactly the same. Upon execution of his contribution agreement, he knew that he would be receiving some estimated number of OP units upon closing of

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 12, 2004

the Company’s initial public offering. What mattered to him is not an arbitrary number of such OP units, but what they might be worth upon closing of the initial public offering. Like the investor who agrees to receive a fixed number of shares in an exchange offer without any control over what those shares will be worth when the exchange offer closes, Mr. Erhart is in exactly the same position. He knows he will be receiving OP units, but is not sure of their actual value until the initial public offering closes. We believe that the offering involving Mr. Erhart is subject to the same uncertainties as those confronting the investor who signs on to a fixed exchange ratio exchange offer. Both transactions are every bit as binding on the contributor and both transactions can clearly be structured to fit within the confines of Rule 152.

There can be no doubt that Rule 152 is available in the transaction involving Mr. Erhart. He was legally bound prior to the initial filing of the Company’s registration statement and all material terms of his contribution were clearly and unambiguously set forth in his contribution agreement. The closing of his contribution is not subject to any conditions within his control.We also note that Clifford Chance US LLP will be delivering its legal opinion on this matter in connection with the closing of the Company’s offering.

With regard to the Macy’s Position analysis for Mr. Erhart, we note the following:

(i) Mr. Erhart is a highly sophisticated accredited investor who will be part of senior management of the Company upon completion of the initial public offering;

(ii) pursuant to an employment agreement executed prior to the initial filing of the Registration Statement, Mr. Erhart agreed to become the Company’s Executive Vice President and General Counsel upon completion of the initial public offering;

(iii) he will be one of the four most senior executives of the Company and will be directly involved in policy making for the Company;

(iv) he is now the principal outside legal counsel for the Company’s predecessor and is intimately familiar with all aspects of its business and transactions;

(v) he personally represented the Company in the purchase and financing of all of its existing properties; and

(vi) he actively participated, prior to the initial filing of the Registration Statement, in the development of the terms and structure of the offering of OP units, including (A) participating in more than a dozen meetings or telephone calls in which the OP unit transaction was discussed and structured; (B) directly negotiating the terms of agreements used in the OP unit transaction, (C) drafting some of those agreements, including the partnership agreement of the operating partnership, (D) dealing with lender consent issues arising out of the OP unit transaction and (E) counseling the Company and its predecessor on these and other issues relating to the OP unit transaction in his role as principal outside legal counsel to the Company’s predecessor.

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 12, 2004

It is clear from the above, that Mr. Erhart does not need the protections afforded the by the registration provisions of the federal securities laws and the Macy’s Position should be extended to him for policy reasons.

We have been advised by the Company and the underwriters that they plan to commence the marketing phase of the Company’s initial public offering this week. We would thus greatly appreciate resolving this matter sometime during the day on Monday, November 15, 2004. Questions in connection with this letter should be directed to the undersigned at 212-878-8527.

Thank you for all of your thoughts and attention to this matter.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein, Esq.

cc:	Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth Alexander G. Simpson, Esq.